Exhibit 3.176

Amendment to

Second Amended and Restated Partnership Agreement

Of

Peabody Natural Resources Company

This Second Amendment (the “Amendment) to the Second Amended and Restated Partnership Agreement, dated as of September 28, 1991 (the Partnership Agreement”) of Peabody Natural Resources Company, a Delaware general partnership (the “Company”) is made this              day of May, 1998.

WHEREAS, Gold Fields Mining Corporation, a Delaware corporation, (“Gold Fields”) holds a ninety-seven percent (97%) interest in the Company; and

WHEREAS, Peabody America, Inc., a Delaware corporation, (“Peabody”) holds a three percent (3%) interest in the Company; and

WHEREAS, the Partnership Agreement was originally executed as of September 28, 1991 and established the Company under the name “Hanson Natural Resources Company”; and

WHEREAS, the Partnership Agreement was amended as of June 25, 1993, and

WHEREAS, the name of the Company was changed to Peabody Natural Resources Company on August 7, 1997; and

WHEREAS both Gold Fields and Peabody desire to further amend the Partnership Agreement as provided herein.

NOW, THEREFORE, Gold Fields and Peabody agree as follows:

1. Amendment. The Partnership Agreement is hereby amended to provide for the pledge of Gold Fields’ and Peabody’s respective partnership interests in the Company in favor of Lehman Commercial Paper, Inc., pursuant to the terms of a certain $1,400,000,000 Credit Facility among P&L Coal Holdings Corporation, as Borrower, Lehman Commercial Paper, Inc., as Lender, as Administrative Agent, as Syndication Agent and as Documentation Agent and Lehman Brothers Inc., as Arranger (the “Pledge”).

2. Further Assurances. The Partnership Agreement shall be annotated to disclose the Pledge and the officers of Gold Fields and Peabody shall execute all documents and take all action as may be required to effectuate the purpose and intent of this Amendment, including compliance with all applicable laws and regulations.

GOLD FIELDS MINING CORPORATION

By:	/s/ George J. Holway
Vice President

Attest:

/s/ Jeffery L. Klinger
Asst. Secretary

PEABODY AMERICA, INC.

By:	/s/ George J. Holway
Vice President

Attest:

/s/ Jeffery L. Klinger

Asst. Secretary

FIRST AMENDMENT OF

SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT

THIS FIRST AMENDMENT OF SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT (this “Amendment”), dated as of June 25, 1993, by and among CAVENHAM FOREST INDUSTRIES INC., a Delaware corporation, CAVENHAM ENERGY RESOURCES INC., a Delaware corporation, and GOLD FIELDS MINING CORPORATION, a Delaware corporation (each individually, a “Partner” and, collectively, the “Partners”).

R E C I T A L S:

A. The Partners are parties of the Second Amended and Restated Partnership Agreement, dated as of September 28, 1991 (the “Partnership Agreement”) which establishes a general partnership known as Hanson Natural Resources Company (the “Partnership”).

B. The Partnership, pursuant to the Asset Exchange Agreement dated January 25, 1993, between Santa Fe Pacific Minerals Corporation and certain of its affiliates and the Partnership, has acquired certain coal and coal related properties and certain quarry and quarry related properties, and in exchange for certain gold and gold related properties.

C. In view of the addition of the coal and quarry assets and related assets to the assets of the Partnership, the Partners desire to make the following amendment to the Partnership Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Partners hereby agree to amend the Partnership Agreement as follows:

Section 1.2 of the Partnership Agreement is hereby amended to read as follows:

“1.2 Name. The name of the Partnership shall be:

“Hanson Natural Resources Company”

The Businesses shall be operated as five divisions of the Partnership (the “Divisions”), under the names “Cavenham Forest Industries Division”, “Cavenham ,Energy Resources Division”, “Gold Fields Mining Company”, “Lee Ranch Coal Company” and “Western Rock Products”, “Western Arizona Rock Products”, and “Cal West Rock Products” (and such other names as the Partners may adopt from time to time for a division consisting of the quarry and quarry related assets of the Partnership), and shall thereafter be called by such other names as the Partners shall from time to time determine. The Partners shall execute, publish and/or file all assumed or fictitious name, or other similar, certificates required by law to be published and filed, or either, in connection with the formation and operation of the Partnership in each state and locality it is necessary or desirable to publish or file any of the same in order to form and maintained the Partnership and/or to operated the Businesses.”

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written

CAVENHAM FOREST INDUSTRIES, INC., a Delaware corporation

By:	/s/ George H. Hempsted
Title:	Vice President

CAVENHAM ENERGY RESOURCES, INC., a Delaware corporation

By:	/s/ George H. Hempsted
Title:	Vice President

GOLD FIELDS MINING CORPORATION, a Delaware corporation

By:	/s/ George H. Hempsted
Title:	Vice President

SECOND AMENDED AND RESTATED PARTNERSHIP AGREEMENT

THIS AMENDED AND RESTATED PARTNERSHIP AGREEMENT, dated as of September 28, 1991, by and among CAVENHAM FOREST INDUSTRIES INC., a Delaware corporation (“CFI”), CAVENHAM ENERGY RESOURCES INC., a Delaware corporation (“CER”), and GOLD FIELDS MINING CORPORATION, a Delaware corporation (“GFMC”) (each individually, a “Partner” and, collectively, the “Partners”).

R E C I T A L S:

A. CFI and GFMC formed a general partnership (the “Partnership”) upon the terms and conditions set forth in that certain Partnership Agreement, dated as of March 1, 1991, by and between CFI and GFMC (the “Original Partnership Agreement”), for the purposes of developing, exploiting and enhancing the natural resources businesses owned by Hanson PLC and other businesses related to natural resources as the Partnership may from time to time undertake, and, in particular, the operation of the businesses involving timber and wood products and gold and other mining (the “Businesses”), and to enhance the return and financial strength of the Businesses.

B. As of March 31, 1991, CFI and GFMC amended and restated the Original Partnership Agreement (the “Amended and Restated Partnership Agreement”), to among other things, add, as partnors, CER, Gold Fields Operating Co. -ChimneyCreek, a Delaware corporation, Gold Fields Operating Co.-Mesquite, a Delaware corporation, Gold Yields Operating Co.-Mule Canyon, a Delaware corporation, Gold Fields Operating Co. -Shafter, a Delaware corporation, and Gold Fields Operating Co. Elkhorn, a Delaware corporation (each individually, an ‘Additional Partner” and, collectively, the “Additional Partners”), amend Articles 4, 7 and 9 thereof and make certain other changes to the Original Partnership Agreement as therein prcvided.

C. The Partners, pursuant to a contribution agreement among the Partners, dated as of March 31, 1991 (the “Contribution Agreement”), and subject to obtaining any necessary consents or approvals, transferred certain assets, subject to the assumption of certain liabilities, owned by them to the Partnership, which from such time has owned and operated, and is intended to continue to own and operate, the Businesses associated with such assets.

D. Subsequent to March 31, 1991, all of the Additional Partners except CER merged into GFMC (the “Merged Partners”).

E. The Partners desire to amend the Amended and Restated Partnership Agreement to provide for the deletion of references to the Merged Partners as partners of the Partnership, and to make certain other modifications.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the Partners hereby covenant and agree as follows, and the Amended and Restated Partnership Agreement is hereby further amended and restated to read as follows:

ARTICLE 1

ORGANIZATIONAL MATTERS

1.1. The Partnership. Pursuant to the terms of the Original Partnership Agreement, CFI and GFMC associated themselves as a general partnership (the “Partnership”) under the laws of the State of Delaware, which is hereby continued for the purposes and under the terms hereinafter set forth.

1.2. Name. The name of the Partnership shall be:

“Hanson Natural Resources Company”

The Businesses shall initially be operated as three divisions of the Partnership (the “Divisions”), under the names “Cavenham Forest Industries Division”, “Cavenham Energy Resources Division” and “Gold Fields Mining Company”, and three subdivisions of Gold Fields Mining Company, under the names “Gold Fields Operating Co.-Chimney Creek”, “Gold Fields Operating Co. -Mesquite” and “Gold Fields Operating Co. -Mule Canyon”, and thereafter shall be called by such other names as the Partners shall from time to time determine. The Partners shall execute, publish and/or file all assumed or fictitious name, or other similar, certificates required by law to be published and filed, or either, in connection with the formation and operation of the Partnership in each state and locality where it is necessary or desirable to publish or file any of the same in order to form and maintain the Partnership and/or to operate the Businesses.

1.3. Principal Place of Business. The principal place of business of the Partnership shall be at Meadowood II Shopping Center, 2644 Capitol Trail, Suite B-1, Newark, Delaware 19711, or such other place as the Partnership, from time to time, shall determine.

1.4. Partnership Act; Ownership. Except as is expressly herein stipulated to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Uniform Partnership Act of the State of Delaware. The interest of each Partner in the Partnership shall be personal property for all purposes. All real and other property owned by the Partnership shall be deemed owned by the Partnership as a partnership, and no Partner, individually, shall have any individual ownership rights in and to such property.

1.5. Individual Authority. Each Partner, acting alone, shall have authority to act for, or undertake or assume any obligation or responsibility on behalf of, the Partnership.

1.6. No Partner Responsible for Other’s Commitments. No Partner shall be responsible or liable for any indebtedness or obligation of the other Partner incurred either before or after the execution of this Agreement, nor shall the Partnership be responsible or liable for any such indebtedness or obligation of a Partner, except for those responsibilities, liabilities, indebtedness or obligations assumed or incurred by the Partnership pursuant to the terms of this Agreement or the Contribution Agreement (if and when such Contribution Agreement shall be effective). Each Partner indemnifies and agrees to hold the other Partner and the Partnership harmless from and against such obligations and indebtedness except as aforesaid.

ARTICLE 2

PURPOSES AND POWERS

2.1. Purposes. The purpose of the Partnership is to own and operate the Businesses, to develop, exploit and enhance the resources of the Partnership, to create an entity which will increase the financial leverage and strength of the Businesses, and to carry out any other activities necessary or incidental to the conduct, promotion or attainment of any of the purposes herein specified as the Partners may from time to time direct.

2.2. Powers. The Partnership shall have such powers as are necessary or appropriate to carry out the purposes of the Partnership, including, without limitation, the following powers:

(a) to purchase, borrow, acquire, hold, exchange, sell, distribute, assign, transfer, lend, mortgage, pledge, hypothecate, convert, redeem, escrow or reissue instruments evidencing its indebtedness;

(b) to issue promissory notes, drafts, bills of exchange, warrants, bonds, debentures and any other kinds of negotiable and non-negotiable instruments and evidences of indebtedness, whether or not in connection with borrowing money, and to guarantee the obligations of any subsidiary or any other Affiliate (as defined hereinbelow) of the Partnership and to secure the payment thereof (and of the interest thereon) by the creation of any interest in the property or rights of the Partnership, or in any property owned by others when the Partnership has the right so to do, whether owned by or subject to such right of the Partnership at the time such indebtedness is incurred or thereafter;

(c) to make such investments as the Partnership deems advisable and approves;

(d) to form, own, manage and dissolve one or more subsidiaries;

(e) to have and maintain one or more offices within or without the State of Delaware, and in connection therewith to rent, lease or purchase office or manufacturing space, facilities and equipment, to engage and pay personnel and do such other acts and things and incur such other expenses on its behalf as may be necessary or advisable in connection with the maintenance of such offices or manufacturing space or the conduct of the Businesses of the Partnership;

(f) to open, maintain and close bank accounts, and to draw checks and other orders for the payment of money;

(g) to employ and dismiss from employment any and all employees, agents or independent contractors;

(h) to sue and to defend suits, to prosecute, settle or compromise claims against others, to compromise, settle or accept judgments or claims against the Partnership and to execute all documents and make any representations, admissions and waivers in connection therewith;

(i) to enter into, make and perform all such contracts, agreements and other undertakings, including indemnity agreements, as may be necessary or advisable or incident to the carrying out of the foregoing purposes; and

(j) to execute federal mineral leases and to apply for and hold federal leases, licenses and prospecting permits of all kinds, including, but not limited to, leases or prospecting permits issued under the Mineral Lands Leasing Act, the Mineral Leasing Act for Acquired Lands and Reorganization Plan 3;

(k) to take such other actions as the Partnership may deem necessary or advisable in connection with the foregoing, including the retention of agents, independent contractors, attorneys, accountants and other experts selected by the Partnership, and in connection with the preparation and filing of all Partnership tax returns.

The Partnership shall have all lawful powers necessary, suitable or convenient for the furtherance of the aforesaid purposes, and, without limiting the foregoing, the Partnership may carry out its objectives and accomplish its purposes as principal or agent, directly or indirectly through one or more of its subsidiaries or Affiliates, alone or with associates, or as a member or as a participant in any firm, association, trust, partnership or other entity. Although the Partnership may engage in any or all of the above activities, the Partnership need not engage in any one or more of them.

As used herein, (i) “Affiliate” of a specified Person shall mean a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified, and (ii) “Person” shall mean any individual, corporation, partnership, firm, association or other entity.

ARTICLE 3

TERM

3.1. Term. The Partnership shall continue indefinitely, unless terminated as herein provided.

ARTICLE 4

CAPITAL CONTRIBUTIONS, INTERESTS

AND DISTRIBUTIONS

4.1. Contribution by Partners. As of or prior to the date hereof, each Partner has contributed to the Partnership, as its initial capital contribution, $100.00 (the “Initial Contribution”). On or about March 31, 1991 (or, to the extent required by the following sentence of Section 4.1, from time to time thereafter), subject to obtaining any necessary consents or approvals, each Partner shall contribute, or cause its subsidiaries to contribute, to the Partnership, as its additional capital contribution, those assets which are required to be contributed to the Partnership in accordance with the terms of the Contribution Agreement, subject to the liabilities set forth in the Contribution Agreement, which liabilities shall be expressly assumed by the Partnership (the

“Additional Capital Contributions”). To the extent that any subsidiary of a Partner shall provide any Additional Capital Contributions and shall not immediately thereafter be merged into such Partner, this Agreement shall be amended to admit such subsidiaries as Partners. To the extent that any assets which are required to be contributed to the Partnership in accordance with the terms of the Contribution Agreement have not been contributed to the Partnership as of the date of the Contribution Agreement, as a result of the absence of contractual, regulatory, governmental or other consents or approvals necessary to be obtained prior to such contribution, such assets shall be contributed to the Partnership as soon as practicable after any such consent or approval has been obtained. Each Partner shall use its best efforts to obtain all consents and approvals necessary to contribute, in a timely fashion, to the Partnership the assets which are required to be contributed to the Partnership in accordance with the terms of the Contribution Agreement.

4.2. Capital Accounts.

4.2.1. Initial Balance. Each Partner will have a capital account (a “Capital Account”) which shall initially be equal to (a) the initial Carrying Value (as hereinafter defined) of the assets contributed to the Partnership by such Partner pursuant to the Contribution Agreement, plus (b) the amount of any cash so contributed by such Partner, less (c) the amount of any liability of such Partner assumed by the Partnership pursuant to the Contribution Agreement.

4.2.2. Subsequent Adjustments. Each Partner’s Capital Account generally shall be maintained and adjusted in accordance with sections 1.704-1(b) and 1.704-1T(b) of the Treasury Regulations. There shall be credited to each Partner’s Capital Account (a) the amount of any cash, and the initial Carrying Value of any assets other than cash, subsequently contributed by such Partner to the capital of the Partnership, (b) such Partner’s share of Net Profit (as determined in accordance with Section 7.1.2), and (c) any items of Gross Income or gain allocated to such Partner pursuant to Section 7.4, and there shall be charged against each Partner’s Capital Account (w) the amount of all cash distributions to such Partner, (x) the fair market value of any property distributed to such Partner by the Partnership (net of any liability secured by such property that the Partner is considered to assume or take subject to under section 752 of the Internal Revenue Code of 1986, as amended (the “Code”)), (y) such Partner’s share of Net Loss (as determined in accordance with Section 7.1.3), and (z) any items of deduction, loss or Section 705(a)(2)(B) Expenditure (as hereinafter defined) allocated to such Partner pursuant to Section 7.4.

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4.2.3. In-Kind Distributions. If the Partnership at any time distributes any of its assets to any Partner in kind, the Capital Accounts of the Partners shall be adjusted to account for the Partners’ allocable shares (as determined, in each case, in accordance with Article 7) of the Gross Income, Net Profit or Net Loss that would have been realized by the Partnership had the distributed assets been sold for their respective fair market values (taking into account section 7701(g) of the Code) immediately prior to such distribution.

4.2.4. Section 754 Elections. In the event that the Partnership makes an election under section 754 of the Code, the amount of any adjustments to the bases (or Carrying Values) of the assets of the Partnership made pursuant to section 743 of the Code shall not be reflected in the Capital Accounts of the Partners, but the amounts of any adjustments to the bases (or Carrying Values) of the assets of the Partnership made pursuant to section 734 of the Code as a result of the distribution of property by the Partnership to a Partner (to the extent that such adjustments have not previously been reflected in the Partners’ Capital Accounts) shall (a) be reflected in the Capital Account of the Partner receiving such distribution in the case of a distribution in liquidation of such Partner’s interest in the Partnership and (b) otherwise be reflected in the Capital Accounts of the Partners in the manner in which the unrealized income and gain that is displaced by such adjustments would have been shared had the property been sold at its Carrying Value immediately prior to such adjustments.

4.2.5. Transferee’s Capital Accounts. In the event any interest in the Partnership is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent related to the transferred interest.

4.2.6. Determinations. Except as otherwise provided in this Agreement, whenever it is necessary to determine the Capital Account of any Partner, the Capital Account of such Partner shall be determined after giving effect to all allocations pursuant to Article 7 with respect to transactions effected, and all distributions made, prior to the date and time as of which such determination is to be made.

4.2.7. Negative Balances. No Partner with a negative balance in its Capital Account shall have any obligation to the Partnership or any other Partner to restore such negative balance.

4.2.8. Oil and Gas Properties. Any other provision of this Agreement to the contrary notwithstanding: (a) each Partner’s Capital Account shall be adjusted in accordance with Treasury Regulation sections 1.704-1(b)(2)(iv)(k)(3) and (4), dealing with depletion of oil and gas properties; and (b) allocations of the total amount realized by the Partnership on its taxable disposition of an oil or gas property shall, except to the extent governed by section 704(c) of the Code or related principles under Treasury Regulation section 1.704-1(b)(4)(i), be made in accordance with the sixth and seventh sentences of Treasury Regulation section 1.704-1(b)(4)(v) in a manner consistent with Sections 7.1 and 7.2 hereof.

4.3. Additional Contributions. Except as expressly required by Section 4.1 hereof or as expressly agreed upon by the Partners, no Partner shall have any right or obligation to make any contribution to the Partnership or to advance any funds thereto.

4.4. Distributions. The Partnership shall distribute such cash or other property of the Partnership as may be approved by the Board (as defined in Section 5.1 hereof) from time to time to the Partners, which distributions may or may not, in the Board’s discretion, be distributed according to the Percentage Interests of the Partners, as calculated in accordance with Section 4.5 below.

4.5. Percentage Interests. The Percentage Interest of each Partner shall initially be equal to the percentage derived by dividing the amount of such Partner’s Capital Account, calculated immediately after the contribution described in the second sentence of Section 4.1 hereof by the aggregate amount of the Capital Accounts of all Partners so calculated, and shall be adjusted to reflect any Additional Capital Contributions pursuant to Sections 4.1 and 4.3 hereof.

4.6. No Interest Payable. No Partner shall receive any interest on its contributions to the capital of the Partnership.

4.7. No Withdrawals. The capital of the Partnership shall not be withdrawn except as herein expressly stipulated.

ARTICLE 5

MANAGEMENT OF THE PARTNERSHIP

5.1. Partnership Board. (a) The business and affairs of the Partnership shall be managed under the direction of a board (the “Board”) selected by the Partners, and the

Board shall have all power and authority to manage, and direct the management and the business and affairs of, the Partnership. Any power not delegated pursuant to a policy of delegation adopted by the Board shall remain with the Board. Approval by or action taken by the Board in accordance with this Agreement shall constitute approval or action by the Partnership and shall be binding on the Partners. The initial members of the Board shall be as set forth in Exhibit A hereto, and their successors shall be chosen by the affirmative vote of a majority of the Board then in office or of the Partners.

(b) In addition to the foregoing, each of the Divisions may select their own boards, which shall direct the management, business and affairs of such Divisions.

5.2. Operation of Board; Proxies; Written Action. Meetings of the Board shall be held at such times and places as may be fixed by the Board. Notice of meeting may be waived before or after a meeting by a written waiver of notice signed by the member entitled to notice. A member’s attendance at a meeting shall constitute a waiver of notice unless the member states at the beginning of the meeting his objection to the transaction of business because the meeting was not lawfully called or convened. The vote of a majority of the members of the Board present at a duly constituted meeting shall govern all of the Board’s actions and constitute approval by the Board. Each member of the Board may vote by delivering his proxy to another member of the Board. The Board may act without a meeting if the action taken is approved in advance in writing by the unanimous consent of all members of the Board.

5.3. Officers. The Board (and the boards of each Division) may appoint such officers, including, but not limited to, president, treasurer, secretary, controller and one or more vice presidents (each, an “Officer”) with such titles and duties as may be approved by the Board (or the board of a Division).

5.4. Bank Accounts. The Partnership shall maintain bank accounts in such banks as the Board (or an Officer or Officers designated by the Board) may designate exclusively for the deposit and disbursement of all funds of the Partnership. All funds of the Partnership shall be promptly deposited in such accounts. The Board (or an Officer or Officers designated by the Board) from time to time shall authorize signatories for such accounts.

5.5. Fidelity Bonds and Insurance. The Partnership shall obtain fidelity bonds with reputable surety companies, covering all persons having access to the Partnership’s funds,

and indemnifying the Partnership against loss resulting from fraud, theft, dishonesty and other wrongful acts of such persons. The Partnership shall carry or cause to be carried on its behalf with companies acceptable to the Board all property, liability (including, without limitation, product, general and employee medical liability) and workmen’s compensation insurance as shall be required under applicable mortgages, leases, agreements and other instruments and statutes or as may be required by the Board, but never in amounts less than those agreed upon by the Board.

ARTICLE 6

BOOKS AND RECORDS, AUDITS, ETC.

6.1. Books; Statements. The Partnership shall keep accurate, full and complete books and accounts showing its assets and liabilities, operations, transactions and financial condition. The Board shall determine the methods to be used in the preparation of financial statements and federal, state and municipal income and other tax or information returns for the Partnership, in connection with all items of income and expense, including, but not limited to, valuation of assets, the method of depreciation, elections, credits and accounting procedures.

6.2. Other Information. The Partnership shall make available to each Partner such information and financial statements in addition to the foregoing as shall be required by either of them in connection with the preparation of tax returns, financial statements and other documents required to be filed under foreign or federal laws and shall cooperate in the preparation of any such documents.

6.3. Fiscal and Tax Year. The fiscal year and taxable year of the Partnership shall be April 1 through March 31, unless the Partners shall hereafter in writing agree otherwise; the Partnership may, however, prepare annual financial information as of any date convenient for the Partners and their affiliates.

ARTICLE 7

ALLOCATIONS OF GROSS INCOME, NET PROFIT

AND NET LOSS

7.1. Basic Allocation Provisions.

7.1.1. Certain Definitions. (a) The term “Gross Income” means the gross income, the term “Net Profit” means the taxable income, and the term “Net Loss” means the taxable loss, in each case, as determined for federal income tax purposes for the relevant. period, with the following adjustments:

(i) items of gain, loss and deduction shall be computed based upon the Carrying Value (as hereinafter defined) of each of the Partnership’s assets rather than upon the asset’s adjusted basis for federal income tax purposes;

(ii) any tax-exempt income received by the Partnership shall be deemed for these purposes only to be an item of Gross Income;

(iii) the amount of any adjustment to the Carrying Value of any asset of the Partnership pursuant to section 743 of the Code shall not be taken into account;

(iv) any expenditure of the Partnership described in section 705(a)(2)(B) of the Code and any expenditure, considered to be an expenditure described in section 705(a)(2)(B) of the Code pursuant to the Treasury Regulations under section 704(b) of the Code (each such expenditure a “Section 705(a)(2)(B) Expenditure”) shall be treated as a deductible expense;

(v) any percentage depletion in respect of an item of depreciable property of the Partnership which exceeds the adjusted tax basis of such property (“Excess Percentage Depletion”) shall be excluded from the computation of Net Profit and Net Loss; and

(vi) any Gross Income, gain, loss, deduction or Section 7.05(a)(2)(B) Expenditure allocated to the Partners pursuant to Section 7.4 hereof shall be excluded from the computation of Net Profit and Net Loss.

(b) “Carrying Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(i) the initial Carrying Value of any asset contributed to the Partnership shall be such asset’s gross fair market value at the time of such contribution;

(ii) if the Partnership elects to adjust the Capital Account balances of the Partners to reflect the fair market value of the Partnership’s assets in accordance with Treasury Regulation section 1.704-1(b)(2)(iv)(f), the Carrying Values of all Partnership assets shall be adjusted to equal their respective gross fair market values at the time of such election; and

(iii) if the Carrying Value of an asset has been determined pursuant to clause (i) or (ii) of this Section 7.1.1(b), such Carrying Value shall thereafter be adjusted in the same manner as would the asset’s adjusted basis for federal income tax purposes.

(c) “Quarterly Preference Amount” with respect to a Partner for a calendar quarter means the product of (i) 1.75%, and (ii) the positive amount, if any, by which (A) the sum of the amount of cash and the initial Carrying Value of any assets contributed to the Partnership by such Partner pursuant to Section 4.1 or Section 4.3 hereof on or before the last day of such quarter, less the liabilities of the Partner assumed by the Partnership in connection with any such contribution, plus the aggregate Quarterly Preference Amount with respect to such Partner for all calendar quarters preceding such quarter, exceeds (B) the aggregate amount of cash distributions, and the aggregate value of property distributions, received by such Partner from the Partnership pursuant to Section 4.4, Section 9.3 or Section 9.4 hereof on or before the last day of such quarter; provided, however, that appropriate adjustment shall be made to the calculation of a Partner’s Quarterly Preference Amount to reflect contributions of cash or property, and/or distributions of cash or property, occurring during the calendar quarter for which such Quarterly Preference Amount is being determined.

(d) “Untaxed Preference Amount” of a Partner means, at any given date, the excess, if any, of the aggregate of such Partner’s Quarterly Preference Amounts with respect to calendar quarters ending on or before such date, over the amount by which (i) the aggregate amount of Net Profit previously allocated to such Partner pursuant to Section 7.1.2(b) hereof, exceeds (ii) the aggregate amount of Excess Depletion previously allocated to such Partner (pursuant to Section 7.2.2 hereof) with respect to Gross Income underlying such Net Profit.

7.1.2. Allocation of Net Profit. Net Profit of the Partnership for each fiscal year shall, after giving effect to all Capital Account adjustments attributable to contributions and distributions made during such year, be allocated among the Partners as follows:

(a) First, to the Partners, in an amount not exceeding their aggregate negative Capital Account balances (i) first, so as to cause their respective negative Capital Account balances to be in the same proportions as are their respective Percentage Interests, and (ii) thereafter, in accordance with their respective Percentage Interests;

(b) Second, to the Partners, in proportion to their respective untaxed Preference Amounts (determined as of the end of such year), until the Net Profit so allocated, less the amount of Excess Depletion allocable to the Partners (pursuant to Section 7.2.2 hereof) with respect to the Gross Income underlying such Net Profit, equals their aggregate Untaxed Preference Amounts (as so determined); and

(c) Third, to the Partners in accordance with their respective Percentage Interests.

7.1.3. Allocation of Net Loss. Net Loss of the Partnership for each fiscal year shall, after giving effect to all Capital Account adjustments attributable to contributions and distributions made during such year, be allocated among the Partners as follows:

(a) First, to the Partners, in an amount not exceeding the amount of Net Profit, if any, theretofore allocated pursuant to clause (i) to Section 7.1.2(a), in proportion to the respective amounts, if any, so allocated; and

(b) Second, to the Partners in accordance with their respective Percentage Interests.

7.2. Tax Allocation Provisions.

7.2.1. In General. For income tax purposes, all items of Gross Income, gain, loss, deduction and Section 705(a)(2)(B) Expenditure for a fiscal year (other than items allocated pursuant to Section 7.2.2 or Section 7.2.3.) hereof shall be allocated to the Partners in the same manner as is the Partnership’s Net Profit or Net Loss for such year; provided, however, that, if the Carrying Value of any property of the Partnership differs from its adjusted basis for federal income tax purposes, then items of gain, loss and deduction the amount of which is affected by such adjusted basis (other than items allocated pursuant to Section 7.2.2) shall be allocated among the Partners in a manner that takes account of the variation between the adjusted basis of the property for tax purposes and its Carrying Value in the manner provided for under section 704(c)(1)(A) of the Code and the Treasury Regulations thereunder.

7.2.2. Excess Depletion. Excess Depletion, if any, for a fiscal year shall, pursuant to Treasury Regulation section 1.704-1(b)(4)(iii), be allocated in accordance with the allocation of Gross Income for such year.

7.2.3. Special Allocations. Allocations pursuant to Section 7.4 of items of Gross Income, gain, loss, deduction, and Section 705(a)(2)(B) Expenditure of the Partnership shall, except as otherwise required by Treasury Regulations under section 704(b) of the Code, consist of a pro rata portion of each item of Gross Income, gain, loss, deduction, and Section 705(a)(2)(B) Expenditure of the Partnership, as appropriate, for such fiscal year.

7.2.4. Credits. Any credits of the Partnership shall be allocated among the Partners in accordance with their respective Percentage Interests.

7.3. Other Tax Matters.

7.3.1. Designation of Tax Matters Partner. (a) GFMC shall be the tax matters partner (the “TMP”) of the Partnership within the meaning of section 6231(a)(7) of the Code. The TMP shall not extend the statute of limitations on behalf of the Partnership, select the Partnership’s choice of litigation forum in a tax controversy or take any other action in its capacity as TMP without the consent of the other Partners. The TMP shall keep the other Partners fully advised of the progress of any audit and shall supply the other Partners with copies of any written communications received from the Internal Revenue Service or other taxing authority relating to any audit within ten days after receipt thereof, and shall at least five business days prior to submitting any materials to the Internal Revenue Service, or other taxing authority, provide such materials to the other Partners. The TMP shall be reimbursed by the Partnership for any reasonable expenses incurred in its capacity as TMP.

(b) Nothing in this Section 7.3.1 is intended to authorize the TMP to take any action that is left to the determination of a Partner under sections 6222 through 6233 of the Code.

7.3.2. Compliance with Treasury Regulations. The provisions of this Article 7 and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation sections 1.704-1(b) and 1.704-1T(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

7.4. Special Allocation Provisions.

7.4.1. Certain Definitions. (a) “Minimum Gain” for the Partnership means the amount determined by computing with respect to each non-recourse liability of the Partnership the amount of Net Profit, if any, that would be realized by the Partnership if it disposed of the property securing such liability in full satisfaction thereof, and by then aggregating the amounts so computed.

(b) “Share of Minimum Gain” means, for each Partner, the excess, if any, of (i) the sum of the aggregate Non-Recourse Deductions allocated to such Partner (and such Partner’s predecessors in interest), cumulatively from the inception of the Partnership, and the aggregate distributions to such Partner (and such Partner’s predecessors in interest), cumulatively from the inception of the Partnership, of proceeds of a non-recourse liability that are allocable to an increase in Partnership Minimum Gain, over (ii) the sum of such Partner’s (and such Partner’s predecessors’) aggregate share (determined as described below) of any net decreases in Partnership Minimum Gain, cumulatively from the inception of the Partnership. For purposes of this Section 7.4: (a) a deduction shall constitute a “Non-Recourse Deduction” if, and to the extent that, at the time such item was incurred it increased the amount of the Partnership’s Minimum Gain; (b) a Partner’s share of the net decrease in Partnership Minimum Gain during a taxable year shall be an amount that bears the same relation to the net decrease in Minimum Gain during such year as such Partner’s Share of Minimum Gain at the end of the prior taxable year (or if later at the time immediately following the last time that the capital accounts of the Partners are increased pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) or (r) to reflect the revaluation of Partnership property subject to one or more non-recourse liabilities of the Partnership) bears to the amount of Minimum Gain at the end of such prior taxable year (or such later date); (c) a Partner’s share of any decrease in Partnership Minimum Gain resulting from a revaluation of Partnership property equals the amount of the increase in such Partner’s Capital Account attributable to such revaluation to the extent of the reduction in Minimum Gain caused by such revaluation; (d) in determining the net increase or decrease in Partnership Minimum Gain during any Partnership taxable year in which the Capital Accounts of the Partners are increased pursuant to a revaluation of Partnership property subject to one or more non-recourse liabilities of the Partnership, any decrease in Partnership Minimum Gain attributable to each such revaluation shall be added back to the net decrease or increase otherwise determined; and (e) a distribution to a Partner by the Partnership that is allocable to the proceeds of any non-recourse liability of the Partnership is allocable to an increase in the Partnership Minimum Gain to the extent of the amount of the net increase, if any, in Partnership Minimum Gain for such taxable year that is allocated to such non-recourse liability under Treasury Regulation Section 1.704-1T(b)(4) (iv)(g)(2).

(c) “Partner Minimum Gain” means Minimum Gain that would result if all partner non-recourse debt, as defined in Treasury Regulation Section 1.704-1T(b)(4)(iv)(k)(4) (“Partner Non-Recourse Debt”), were treated as non-recourse liabilities of the Partnership and the Partnership had no other non-recourse liabilities.

(d) “Share of Partner Minimum Gain” means, for each Partner, such Partner’s Share of Minimum Gain that would result if all Partner Non-Recourse Debt were treated as non-recourse liabilities of the Partnership and the Partnership had no other non-recourse liabilities.

7.4.2. Minimum Gain Chargeback. Notwithstanding any other provisions in this Agreement to the contrary, if in any fiscal year there is a net decrease in the amount of the Partnership’s Minimum Gain or in the amount of Partner Minimum Gain, each Partner shall be allocated income and gain (including Gross Income) for such year or other period (and, if necessary, for subsequent years) in proportion to, and to the extent of, an amount equal to the greater of (i) the portion of such Partner’s share of the net decrease in Minimum Gain or Partner Minimum Gain during such year or period that is allocable to the disposition of Partnership property subject to one or more non-recourse liabilities of the Partnership (including Partner Non-Recourse Debt), or (ii) the negative balances (computed with the adjustments described below) in such Partner’s Capital Accounts at the end of such year (prior to any allocation pursuant to Section 7.1, Section 7.4.3, the last sentence of Section 7.4.4 or the last sentence of Section 7.4.5). In determining a Partner’s negative Capital Account balance for purposes of this Section 7.4.2, a Partner’s Capital Account balance shall be increased by the amount, if any, that such Partner is obligated to restore to the Partnership upon liquidation and shall be decreased by the amounts of any net allocations, distributions or other items specified in the first sentence of Section 7.4.3 that, as of the end of the taxable year, are reasonably expected to be made to such Partner. For purposes of this Section 7.4.2 and Section 7.4.3, the amount that a Partner may be obligated to contribute to the Partnership upon liquidation shall be considered to include: (a) such Partner’s allocable share (as determined under section 752 of the Code) of any recourse indebtedness of the Partnership which could not be repaid out of the Partnership’s assets if all such assets were sold at their respective Carrying Values; (b) any unconditional obligation of such Partner to contribute additional amounts to the capital of the Partnership in the future (to the extent not previously taken into account in determining such Partner’s share of recourse liabilities of the Partnership); (c) such Partner’s Share of Minimum Gain; and (d) such Partner’s Share of Partnership

Minimum Gain. In the event any items of income and gain (including Gross Income) of the Partnership are reallocated to a Partner pursuant to the first sentence of this Section 7.4.2, subsequent items of loss, deduction, or Section 705(a)(2)(B) Expenditure of the Partnership shall be allocated (prior to any allocation pursuant to Section 7.1, but subject to Section 7.4.4) to the Partners in a manner designed to result in each Partner having a Capital Account balance equal to what it would have been had the reallocation of items of income and gain (including Gross Income) pursuant to the first sentence of this Section 7.4.2 not occurred. Allocations of income and gain (including Gross Income) made pursuant to this Section 7.4.2 shall be made with respect to Partnership Minimum Gain prior to any allocation made pursuant to this Section 7.4.2 with respect to Partner Minimum Gain.

7.4.3. Oualified Income Offset. Notwithstanding any other provision in this Agreement (other than Section 7.4.2), if (i) during any fiscal year a Partner (a) is allocated pursuant to section 706(d) of the Code or Treasury Regulation section 1.751-1(b)(2)(ii) any items of loss, deduction or Section 705(a)(2)(B) Expenditure, (b) is distributed any cash or property from the Partnership to the extent such distributions exceed offsetting increases to such Partner’s Capital Account that are reasonably expected to occur during such year, or (c) receives any other adjustment, allocation or distribution described in Treasury Regulation section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) and, as a result of such adjustment, allocation or distribution, such Partner has a Qualified Income Offset Amount, then (ii) items of income and gain (including Gross Income) for such fiscal year (and, if necessary, subsequent years), shall (prior to any allocation pursuant to Section 7.1, the last sentence of Section 7.4.4 or the last sentence of Section 7.4.5, but subsequent to any allocation pursuant to Section 7.4.2) be allocated to such Partner in an amount equal to his Qualified Income Offset Amount. As used herein, the term “Qualified Income Offset Amount” for a Partner means the excess, if any, of (x) the negative balance in a Partner’s Capital Account immediately after the adjustment, allocation or distribution described in clause (i) of the preceding sentence (but without regard to any allocation pursuant to clause (ii) of the preceding sentence), over (y) the maximum amount that such Partner may be obligated to contribute to the Partnership upon liquidation as determined pursuant to the third sentence of Section 7.4.2. In the event any items of income and gain (including Gross Income) of the Partnership are reallocated to a Partner pursuant to the first sentence of this Section 7.4.3, subsequent items of loss, deduction or Section 705(a)(2)(B) Expenditure of the Partnership shall be allocated (prior to any allocation pursuant to Section 7.1, but subject to Sections 7.4.4 and 7.4.5) to the Partners in a manner designed to result in each Partner having a Capital Account balance equal to what it would have been had the reallocation of items of income and gain (including Gross Income) pursuant to the first sentence of this Section 7.4.3 not occurred.

7.4.4. Limitations on Loss Allocation. Notwithstanding the provisions of Section 7.1.4, in no event shall Net Loss (or items thereof) of the Partnership be allocated to a Partner if such allocation would result in such Partner having a Qualified Income Offset Amount. Any allocation to a Partner which is prevented by the operation of the preceding sentence shall be reallocated in accordance with Section 7.1.4, subject to the subsequent provisions of this Section 7.4.4. For purposes of this Section 7.4.4, the determination of whether an allocation of Net Loss (or items thereof) would produce a Qualified Income Offset Amount for a Partner shall be made after reducing the Partner’s Capital Account by the amounts of any adjustment, allocation or distribution described in clause (i) of the first sentence of Section 7.4.3 that, as of the end of the fiscal year, are reasonably expected to be made to the Partner. In the event any Net Loss of the Partnership is reallocated from a Partner pursuant to the first sentence of this Section 7.4.4, subsequent items of income and gain (including Gross Income) will first be allocated (subject to Sections 7.4.2 and 7.4.3) to the Partners in a manner designed to result in each Partner having a Capital Account balance equal to what it would have been had the reallocation pursuant to the first sentence of this Section 7.4.4 not occurred.

7.4.5. Allocation of Partner Non-Recourse Deductions. Items of loss, deduction and Section 705(a)(2)(B) Expenditures attributable, under Treasury Regulation section 1.704-1T(b)(4)(iv)(h), to Partner Non-Recourse Debt shall (prior to any allocation pursuant to Section 7.1, but subject to the provisions of Section 7.4.4) be allocated, as provided in Treasury Regulation section 1.704-1T(b)(4)(iv)(h), to the Partners in accordance with the ratios in which they bear the economic risk of loss for such debt. In the event any items of loss, deduction and Section 705(a)(2)(B) Expenditure of the Partnership are allocated pursuant to the first sentence of this Section 7.4.5, subsequent items of income and gain (including Gross Income) shall (prior to any allocation pursuant to Section 7.1, and subject to Sections 7.4.2 and 7.4.3) be allocated to the Partners in a manner designed to result in each Partner having a Capital Account balance equal to what it would have been had the reallocation pursuant to the first sentence of this Section 7.4.5 not occurred.

ARTICLE 8

ASSIGNMENT AND RIGHTS TO

SALE OF INTEREST

8.1. Consent Required. Except as provided in this Agreement, without the prior written consent of the other Partner (which may be withheld for any or no reason), no Partner, or any assignee or successor in interest of any Partner, shall (voluntarily or involuntarily) sell, assign, give, pledge, hypothecate, encumber or otherwise transfer its interest in the Partnership (including a transfer pursuant to a foreclosure sale of any of the assets of a Partner), or in any part thereof, except that a Partner may sell, assign or otherwise transfer its interest in the Partnership to any of its Affiliates without such prior written consent.

8.2. Other Assignment Void. Any purported assignment or transfer of an interest in the Partnership not permitted by this Article 8 shall be null and void and have no effect whatsoever.

ARTICLE 9

DISSOLUTION

9.1. Right to Dissolve the Partnership. The Partnership shall continue until dissolved and terminated pursuant to the terms of this Agreement. No Partner shall have the right to terminate this Agreement or dissolve the Partnership by its express will or by withdrawal without the express written consent of the other Partners or the Board as herein set forth. The Partnership shall dissolve at any time upon the agreement of a majority of the Partners or the approval of a majority of the Board.

9.2. Winding up of the Partnership. Upon dissolution of the Partnership, the Partnership’s business shall be wound up and all its assets distributed in liquidation; provided, however, that the Businesses of the Partnership shall be operated in the normal course of events during the winding up period (except for sales of assets of the Businesses, or parts thereof, as approved by the Board). Upon dissolution, the Partnership shall continue to act through the Board or an Officer designated by the Board.

9.3. Distributions of Cash; Allocations. Upon the dissolution of the Partnership for any reason, during the period of liquidation and until termination of the Partnership, the Partners shall continue to receive the cash and/or other property and to share profits and losses for all tax and other purposes as provided elsewhere in this Agreement.

9.4. Distribution of Proceeds of Liquidation. Regardless of the capital and undistributed earnings accounts of the Partners or their shares of profits and losses or their respective rights to receive distributions, the proceeds from liquidation shall be applied and distributed in the following order of priority:

(a) First, to the payment of (i) debts and liabilities of the Partnership, except loans or advances that may have been made by any of the Partners to the Partnership, and (ii) expenses of liquidation;

(b) Second, to the setting up of any reserves which the Board may deem necessary for any contingent or unforeseen liabilities or obligations of the Partnership or of the Partners arising out of or in connection with the Partnership. Such reserves may be paid over by the Partners to a bank or trust company acceptable to the Board to be held in escrow for the purpose of disbursing such reserves in payment of any of the aforementioned liabilities or obligations, and, at the expiration of such period as the Board shall deem advisable, distributing the balance, if any, thereafter remaining, in the manner hereinafter provided;

(c) Third, to the repayment of any other loans that may have been made by any of the Partners to the Partnership; and

(d) Fourth, any balance remaining shall be distributed to the Partners in accordance with their respective positive Capital Account balances.

No Partner shall be obliged to restore any negative balance in its Capital Account.

If a liquidating distribution is to be made at a time when there is a material difference between the aggregate Carrying Values and the aggregate fair market values of the Partnership’s properties, each Partner’s Capital Account shall be adjusted immediately before the distribution to reflect a revaluation of the Partnership’s properties to their respective fair market values in accordance with the provisions of Treasury Regulation section 1.704-1(b)(2)(iv)(f)(5).

ARTICLE 10

MISCELLANEOUS

10.1. Notices. All notices and other communications under this Agreement shall be in writing and shall be considered given when delivered, if hand delivered, delivered by facsimile transmission, or mailed by prepaid registered mail, return receipt requested, to the parties at the address given below (or at such other address as a party may specify by notice pursuant to this provision):

(a) If to CFI or CER, to:

1500 Southwest First Avenue Suite 500

Portland, Oregon 97201

Attention: William B. Freck

(b) If to GFMC, to:

1687 Cole Boulevard

P.O. Box 4014

Golden, Colorado 80402-4014

Attention: Stephen E. Flechner

10.2. Additional Documents and Acts. In connection with this Agreement, as well as all transactions contemplated by this Agreement, each Partner agrees to execute and deliver such additional documents and instruments, and to perform such additional acts, as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions and conditions of this Agreement, and all such transactions. All approvals of either party hereunder shall be in writing.

10.3. Interpretation. This Agreement and the rights and obligations of the parties shall be construed in accordance with and governed by the laws of the State of Delaware applicable to agreements made and to be performed wholly within such jurisdiction.

10.4. Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

10.5. Entire Agreement. This instrument contains all of the understandings and agreements of whatsoever kind and nature existing between the parties hereto with respect to this Agreement and the rights, interests, understandings, agreements and obligations of the respective parties pertaining to the Partnership.

10.6. References of this Agreement. Numbered or lettered articles, sections and subsections herein contained refer to articles, sections and subsections of this Agreement unless otherwise expressly stated.

10.7. Headings. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the construction or interpretation of any provision of this Agreement.

10.8. Binding Effect. Except as herein otherwise expressly stipulated to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties signatory hereto, and their respective successors and assigns.

10.9. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and each of which shall constitute one and the same Agreement.

10.10. Amendments. This Agreement may not be amended, altered or modified except by a written instrument signed by each of the Partners.

10.11. Severability. If any term or condition of this Agreement shall be invalid or unenforceable to any extent or in any application, then the remainder of this Agreement, and such term or condition except to such extent or in such application, shall not be affected thereby, and each and every term and condition of this Agreement shall be valid and enforceable to the fullest extent and in the broadest application permitted by law.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

CAVENHAM FOREST INDUSTRIES INC., a Delaware corporation

By:	/s/ George J. Holway
Title:	VP

CAVENHAM ENERGY RESOURCES INC., a Delaware corporation

By:	/s/ George J. Holway
Title:	VP

GOLD FIELDS MINING CORPORATION, a Delaware corporation

By:	/s/ George J. Holway
Title:	VP

EXHIBIT A

Initial Members of the Board of the Partnership

William C. Bleimeister

Russell A. Carson

George H. Hempstead, III

Robert C. Stift

John H. Wimberly